Exhibit 99.1

WNS (Holdings) Limited Files Annual Report on Form 20-F

NEW YORK & MUMBAI, India, May 4, 2011 — WNS (Holdings) Limited (NYSE: WNS) (“WNS”), a leading provider of global business process outsourcing services, announced that it has filed its annual report on Form 20-F for the fiscal year ended March 31, 2011, containing its annual consolidated financial statements for that fiscal year and the auditors’ report thereon (the “Annual Report”), with the United States Securities and Exchange Commission.

The Annual Report is available on WNS’ corporate Web site at www.wns.com, in the Investor Relations section. WNS will, upon request, provide shareholders with a copy of the 2011 Annual Report free of charge. Requests should be made by sending a written request to our registered office or by sending an email to ccssjersey@computershare.co.je, attention Jennifer Yu or Ronald.DMello@wns.com attention: Ronald D’Mello.

About WNS

WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking & Financial Services, Manufacturing, Retail & Consumer Packaged Goods, Shipping & Logistics and Healthcare & Utilities. WNS delivers a broad spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. WNS has over 21,000 professionals across 21 delivery centers worldwide including Costa Rica, India, Philippines, Romania, Sri Lanka and United Kingdom. For more information, visit www.wns.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This release contains forward-looking statements, as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our Company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy, industry growth potential, expansion opportunities, expectations concerning our future financial performance and growth potential, including our fiscal 2012 guidance and future profitability, relevant foreign currency exchange rates, and our future operations. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to worldwide economic and business conditions; political or economic instability in the jurisdictions where we have operations; regulatory, legislative and judicial developments; our ability to attract and retain clients; technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; the implications of the accounting changes and restatement of our financial statements as detailed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the U.S. Securities and Exchange Commission (SEC), and any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; increasing competition in the BPO industry; our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), and our master services agreement with Aviva Global Services (Management Services) Private Limited; our ability to successfully consummate strategic acquisitions; and volatility of WNS’s ADS price. These and other factors are more fully discussed in our annual report on Form 20-F for the fiscal year ended March 31, 2011 filed with the SEC which is available at www.sec.gov. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

CONTACT:

Investors:	Media:

Alan Katz SVP — Investor Relations WNS (Holdings) Limited +1 212 277-8183 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com